WESTERN WIND ENERGY CORP.
632 Foster Avenue Coquitlam, BC V3J 2L7	Telephone:604.781.4192 Facsimile:604.939.1292 www.westernwindenergy.com
N E W S R E L E A S E
September 6, 2005	Toronto Stock Exchange (Venture) Symbol: "WND" Issued and Outstanding: 16,467,373

ACQUISITION OF WINDRIDGE OPERATING WIND FARM

The Company is pleased to announce that it has completed payment of Cdn. $660,000 (US $550,000) for the purchase of the Windridge wind energy generation facility located in Tehachapi, California ("Windridge"). The vendor is carrying the balance of the acquisition cost by way of a five-year convertible note in the sum of Cdn. $330,000 (US $275,000) at an interest rate of eight percent (8%) per annum. The note is convertible into common shares of Western Wind Energy in whole or in part at a deemed conversion rate of Cdn. $1.64 per share.

Windridge is the Company's first wind energy producing asset and provides the Company with immediate cash flow for the balance of the 30-year power purchase agreement with Southern California Edison. In 2007, the agreement with Edison reverts back to short-run avoided costs contract whereby the electricity price payable to Western Wind will be based on the price of natural gas and other fuels that supply energy to the California marketplace.

Included in the asset acquisition were approximately 200 acres of land owned fee simple, 43 Windmatic wind turbines, all the necessary interconnection equipment and transformers and the assignment to Western Wind Energy of the 30 year power purchase agreement with Southern California Edison due to expire in 2014.

The property provides Western Wind with sufficient space to construct 18 megawatts of generation under the re-powering program, which the Company intends to undertake immediately. Upon completion of the re-powering, Windridge will generate over US $1 million annually in discretionary cash flow to the Company. The property is situated within one (1) mile of our substantial land position and complements our extensive land holdings in the Tehachapi wind resource area. The Company owns all of its land in Tehachapi, fee simple, which at the present time stands at over 1,200 acres.

APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

The Company is pleased to announce the appointment of James Henning, B.Comm., C.A., C.B.V., C.F.A. as senior executive vice president and chief financial officer of the Company. Mr. Henning holds three professional designations being a chartered accountant, a chartered business valuator and chartered financial analyst. His wealth of experience in project and equity financing greatly enhances this Company in its very unique growth position in the North American renewable energy marketplace. Western Wind holds over 159.5 megawatts of wind energy contracts. Mr. Henning states "I am pleased to be part of this very exciting company and the unique position it holds in the rapidly growing wind energy sector. The wind energy industry has matured to the point of being competitive against traditional fuel sources. We plan on leveraging our land holdings and technical expertise into building a first class renewable energy producer."

GRANTING OF STOCK OPTIONS

The Company wishes to grant 250,000 incentive stock options to Mr. Henning at $1.33 per share for a period of five (5) years.

During the past year, the Company has executed and acquired 159.5 megawatts of power purchase agreements for the procurement of wind energy electrical generation, from three separate utilities. The Company was the first to execute a "wind" PPA in the Province of New Brunswick, Canada, the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS "Jeffrey Ciachurski" Jeffrey J. Ciachurski President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.